UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2021 Commission File No.:001-35165

BRAINSWAY LTD.

(Translation of registrant’s name into English)

19 Hartum Street
Bynet Building, 3rd Floor
Har HaHotzvim
Jerusalem, 9777518, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Completion of Exchange Offer

On May 4, 2021, BrainsWay Ltd. (the “Company”) commenced a tender offer to exchange eligible options (“Eligible Options”) to purchase Ordinary Shares of the Company, par value NIS 0.04 per ordinary share, for replacement options to purchase Ordinary Shares (“New Options”), with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated May 4, 2021 (the “Exchange Offer”). The Exchange Offer expired at 5:00 p.m., Eastern Time, on Wednesday, June 2, 2021.

Pursuant to the Exchange Offer, the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,371,500 Ordinary Shares, representing approximately 93.06% of the total Ordinary Shares underlying the Eligible Options. On June 2, 2021, following the expiration of the Exchange Offer, the Company granted New Options to purchase 1,371,500 Ordinary Shares of the Company, pursuant to the terms of the Exchange Offer and the Company’s 2014 Share Incentive Plan, as amended by our Amended and Restated 2019 Share Incentive Plan (together, the “Plan”). The exercise price per Ordinary Share of the New Options granted pursuant to the Exchange Offer is US$4.675 (NIS15.26 based on January 25, 2021 US$/NIS exchange rate of 1/3.265) (being the closing price per American Depositary Share (“ADS”) of the Company, as reported on Nasdaq on January 25, 2021, the last day of trading prior to the approval of the Exchange Offer by the Board of Directors (the “Board”) of the Company), divided by 2 to reflect the exercise price per Ordinary Share (the “Initial Board Approval Date Price”). Each New Option has the same expiration date, vesting schedule and other terms (other than exercise price) as the Eligible Option exchanged therefor.

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 22, 2019 (Registration No. 333-230979) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on September 4, 2020 (Registration No. 333-248601).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAINSWAY LTD.
(the "Registrant")

Date: June 3, 2021	By:	/s/ Christopher von Jako
Christopher von Jako
President and Chief Executive Officer